NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
PE
1-10-08

DIVISION OF
CORPORATION FINANCE

[redacted]

08040744

February 25, 2008

Received SEC
FEB 25 2008
Washington, DC 20549

Peter M. Ziparo
Assistant General Counsel,
Corporate and Securities
Visteon Corporation
One Village Center Drive
Van Buren Twp., MI 48111

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/25/2008

Re: Visteon Corporation
Incoming letter dated January 10, 2008

Dear Mr. Ziparo:

This is in regard to your letter dated February 25, 2008 concerning the shareholder proposals submitted by the Benedictine Sisters, Linda R. Southers and the Community of the Sisters of St. Dominic of Caldwell, NJ. Your letter indicates that the proponents have withdrawn the proposal, and that Visteon therefore withdraws its January 10, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

William A. Hines
Special Counsel

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

Enclosures

cc: Sr. Susan Mika
Director, Corporate Responsibility Program
Benedictine Sisters
285 Oblate Dr.
San Antonio, TX 78216

Visteon®

Peter M. Ziparo
Assistant General Counsel, Corporate and Securities

Visteon Corporation
One Village Center Drive
Van Buren Twp., MI 48111
Tel 734.710.5266
Fax 734.736.5560
pziparo@visteon.com

RECEIVED
2008 JAN 11 PM 1:14
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 10, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: 2008 Visteon Corporation Proxy Statement
Stockholder Proposals from the Benedictine Sisters; Ms. Linda R. Southers; and the Community of the Sisters of St. Dominic of Caldwell, NJ
Rule 14a-8(b) – Insufficient Ownership

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with (i) a stockholder proposal ("Proposal A") from the Benedictine Sisters ("Proponent A")(**See Exhibit A**), (ii) a stockholder proposal ("Proposal B") from Ms. Linda R. Southers ("Proponent B")(**See Exhibit B**), and (iii) a stockholder proposal ("Proposal C"; together with Proposal A and Proposal B, the "Proposals") from the Community of the Sisters of St. Dominic of Caldwell, NJ ("Proponent C"; together with Proponent A and Proponent B, the "Proponents")(**See Exhibit C**). Each of the Proposals is identical to the others.

Visteon believes that all of the Proposals may properly be omitted from the proxy materials for Visteon's annual meeting of stockholders scheduled to be held on May 14, 2008 (the "2008 Annual Meeting") for the reasons set forth below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

THE PROPOSALS MAY BE OMITTED BECAUSE EACH PROPONENT DOES NOT MEET THE MINIMUM OWNERSHIP REQUIREMENTS IN RULE 14a-8(b).

To be eligible to submit a proposal, Rule 14a-8(b) requires the shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Paragraph C.1.a. of Staff Legal Bulletin No. 14 (July 13, 2001) indicates that that in order to determine whether the shareholder satisfies the $2,000 threshold, the Staff looks at whether, on any date within 60 calendar days before the date the shareholder submits the proposal, the shareholders investment is valued at $2,000 or greater, based on highest selling price as reported on The New York Stock Exchange. The earliest proposal was received by Visteon on

December 10, 2007, and the highest selling price of Visteon's common stock as reported on The New York Stock Exchange within 60 calendar days before such date was $6.50 (the highest selling price for all of fiscal year 2007 was $10.14). Proponent A asserted in Proposal A that it held only 120 shares of Visteon's common stock, resulting in a market value of Proponent A's investment of $780. This amount is well below the $2,000 threshold contained in Rule 14a-8(b). In addition, as of September 30, 2007, Visteon had outstanding over 129 million shares of voting common stock. As a result, Proponent A's ownership was well below 1% of Visteon's common stock.

Proponent B asserted in Proposal B that she held only 15 shares of Visteon's common stock, resulting in a market value of Proponent A's investment of $97.50. This amount is well below the $2,000 threshold contained in Rule 14a-8(b). In addition, Proponent B's ownership was well below 1% of Visteon's common stock.

Proponent C asserted in Proposal C that it held only 13 shares of Visteon's common stock, resulting in a market value of Proponent C's investment of $84.50. This amount is well below the $2,000 threshold contained in Rule 14a-8(b). In addition, Proponent C's ownership was well below 1% of Visteon's common stock.

Although not required to do so, Visteon sent to the Proponents written notices of the eligibility defects alleged herein (**See Exhibit D**) within 14 calendar days of receiving the Proposals (received by the Proponents on December 21, 2007), and has not received a written response from any of the Proponents indicating that they held additional shares of Visteon's common stock. Visteon also verified independently that the Proponents were not the record holder of any shares of its common stock. The Staff has consistently concluded that shareholder proposals may be properly omitted from a company's proxy materials pursuant to Rule 14a-8(b)(1) where the proponent failed to meet the minimum $2,000 in market value, or 1%, of the company's securities eligibility requirements. For example, in Seagate Technology (August 11, 2003), the Staff stated that a proposal may be excluded under Rule 14a-8(b) because at the time of submission the proponent did not own for one year 1% or $ 2,000 in market value of securities entitled to be voted at the meeting, as required by Rule 14a-8(b). In Seagate Technology, the shareholder indicated that he owned 100 shares of the company's stock, which had a market value of less than $ 2,000. See also Wachovia Corporation (December 12, 2007); KeySpan Corporation (March 2, 2006); and Sabre Holdings Corporation (January 28, 2004).

Although each of the Proposals is identical and references a common primary contact person, none of them specifies that the proponent is co-sponsoring the Proposals or is a co-filer with any other proponent. Further, we were unable to locate clear authority on when or whether multiple proponents are able to aggregate their investments to meet the minimum ownership requirements contained in Rule 14a-8(b). However, based on the same methodology discussed above, the aggregate market value of the 148 shares held by all of the Proponents combined would still be well below the $2,000 threshold contained in Rule 14a-8(b). Finally, Visteon received an additional proposal, identical to the Proposals, from an additional proponent (claiming ownership of 345 shares) well after the deadline for a timely submission under Rule 14a-8(e)(2). Visteon has separately submitted a no-action request from the Staff to exclude this proposal on the basis that it was untimely (**See Exhibit E**). (See EMC Corporation (March 14 2002), wherein the Staff permitted exclusion of proposals submitted by several proponents in reliance on 14a-8(b) and permitted exclusion of identical or nearly identical proposal submitted by another proponent in reliance on 14a-8(e).)

* * *

Visteon expects to make its proxy materials publicly available on or about March 31, 2008 and is appreciative of the Staff's efforts in enabling Visteon to achieve its schedule. Thank you very much for your attention and interest in this matter.

Very truly yours,

Peter M. Ziparo
Assistant General Counsel

Enclosures

Copy, with exhibits, to:

Sr. Susan Mika
Director, Corporate Responsibility Program
Benedictine Sisters
285 Oblate Dr.
San Antonio, TX 78216

Sr. Patricia A. Daly
Corporate Responsibility Representative
Sisters of St. Dominic of Caldwell New Jersey
40 South Fullerton Ave.
Montclair, NJ 07042

Sr. Linda R. Southers
c/o Sr. Susan Mika
Director, Corporate Responsibility Program
Benedictine Sisters
285 Oblate Dr.
San Antonio, TX 78216

REC'D DEC 1 0 2007



Benedictine Sisters

285 Oblate Dr.
San Antonio, TX 78216

210-348-6704 phone
210-348-6745 fax

December 4, 2007

Michael F. Johnston
Chairperson and Chief Executive Officer
Visteon Corporation
5500 Auto Club Drive
Dearborn, MI 48126

Dear Mr. Johnston,

The Benedictine Sisters have been urging Visteon to adopt a comprehensive human rights policy.

I am hereby authorized to notify you of our intention to file a shareholder resolution with Visteon. The resolution asks the Board of Directors **RESOLVED**: shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2008.

The Benedictine Sisters submit this resolution for inclusion in the proxy statement, in accordance with Rule 14, A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We will hold the stock through the date of the Visteon 2008 annual meeting.

The Benedictine Sisters own 120 shares of stock in the company. A letter from the custodian of our portfolio will follow to verify our ownership.

If you should, for any reason, desire to oppose the adoption of this proposal at the stockholders' annual meeting, please include in Visteon's 2008 proxy material the stockholder resolution and supporting statement as required by the aforementioned Rules and Regulations. Thank you for your attention to this. I am considered the primary contact person for the groups which file this resolution.

We remain open to dialogue on this topic.

Sincerely,

Sr. Susan Mika

Sr. Susan Mika
Director, Corporate Responsibility Program

Human Rights -Develop and Adopt Policies
2008 – Visteon Corp.

WHEREAS, Expectations of the global community are growing that companies need to have policies in place that promote and protect human rights within their areas of activity and sphere of influence, which helps promote and protect the company's reputation as a good corporate citizen.

"Headquartered in Van Buren Township, Michigan, we have global capabilities, with regional headquarters in Kerpen, Germany; Shanghai, China; and Sao Paulo, Brazil. We have a workforce of approximately 70,200 and a network of manufacturing sites, technical centers, sales offices and joint ventures located in every major region of the world." Form 10-K for the fiscal year ended December 31, 2004

Many companies have adopted ethical statements that apply to employee behavior while 152 companies worldwide have adopted explicit human rights policies that address a company's responsibility to the communities and societies where they operate. (www.business-humanrights.org, November, 2007)

Our company has a Code of Business Conduct, but the code does not address major corporate responsibility issues like human rights. Without a comprehensive human rights policy, our company faces reputational risks by operating in countries, such as China, where the rule of law is weak, where arbitrary arrest, detention, torture and extra-judicial executions occur and where factory workers in plants from which our company sources its products may be subject to degrading working conditions. (March 6, 2007; *U.S. State Department Country Human Rights Reports 2006*; http://www.state.gov/g/drl/rls/hrrpt/2006/78771.htm.

"Businesses are now finding that...they are being judged by the company they keep. As they rely more on outsourcing, they may be held responsible for the sins of their subcontractors," according to an Editorial in *The Economist* (January 24, 2004).

In July, 2005, United Nations Secretary General Kofi Annan appointed a Special Representative to identify and clarify human rights standards for corporations, focusing on existing initiatives, including the UN Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights (UN Norms). The UN Norms—covering a range of rights, including the right to equal opportunity, security of persons, rights of workers, respect for economic, social and cultural rights and obligations with regard to consumer and environmental protection—is an essential tool for corporations in developing and implementing human rights policies. (http://www1.umn.edu/humanrts/links/commentary-Aug2003.html)

RESOLVED: shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2008.

Supporting Statement
We recommend the review include:

1. A risk assessment to determine the potential for human rights abuses in locations where the company operates.

2. A report on the current system in place to ensure that the company's suppliers are implementing human rights policies in their operations, including monitoring, training and addressing issues of non-compliance.

3. The company's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.

Michael F. Johnston
Chairperson and Chief Executive Officer
Visteon Corporation
5500 Auto Club Drive
Dearborn, MI 48126

REC'D DEC 1 1 2007

Dear Mr. Johnston,

Religious shareholders have been urging Visteon to adopt a comprehensive human rights policy.

I am hereby authorized to notify you of our intention to file a shareholder resolution with Visteon. The resolution asks management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings. We ask that this be done at reasonable expense and with proprietary information omitted.

I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14, A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We will hold the stock through the date of the Visteon 2008 annual meeting.

I own 15 shares of stock in the company. A letter from the custodian of our portfolio will follow to verify our ownership.

If you should, for any reason, desire to oppose the adoption of this proposal at the stockholders' annual meeting, please include in Visteon's 2008 proxy material the stockholder resolution and supporting statement as required by the aforementioned Rules and Regulations. Thank you for your attention to this. Sr. Susan Mika is considered the primary contact person for the groups which file this resolution. She can be reached at 210-348-6704 (phone).

We remain open to dialogue on this topic.

Sincerely,

Linda R. Southers

Linda R. Southers

Human Rights -Develop and Adopt Policies
2008 – Visteon Corp.

WHEREAS, Expectations of the global community are growing that companies need to have policies in place that promote and protect human rights within their areas of activity and sphere of influence, which helps promote and protect the company's reputation as a good corporate citizen.

"Headquartered in Van Buren Township, Michigan, we have global capabilities, with regional headquarters in Kerpen, Germany; Shanghai, China; and Sao Paulo, Brazil. We have a workforce of approximately 70,200 and a network of manufacturing sites, technical centers, sales offices and joint ventures located in every major region of the world." Form 10-K for the fiscal year ended December 31, 2004

Many companies have adopted ethical statements that apply to employee behavior while 152 companies worldwide have adopted explicit human rights policies that address a company's responsibility to the communities and societies where they operate. (www.business-humanrights.org, November, 2007)

Our company has a Code of Business Conduct, but the code does not address major corporate responsibility issues like human rights. Without a comprehensive human rights policy, our company faces reputational risks by operating in countries, such as China, where the rule of law is weak, where arbitrary arrest, detention, torture and extra-judicial executions occur and where factory workers in plants from which our company sources its products may be subject to degrading working conditions. (March 6, 2007; *U.S. State Department Country Human Rights Reports 2006*; http://www.state.gov/g/drl/rls/hrrpt/2006/78771.htm.

"Businesses are now finding that...they are being judged by the company they keep. As they rely more on outsourcing, they may be held responsible for the sins of their subcontractors," according to an Editorial in *The Economist* (January 24, 2004).

In July, 2005, United Nations Secretary General Kofi Annan appointed a Special Representative to identify and clarify human rights standards for corporations, focusing on existing initiatives, including the UN Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights (UN Norms). The UN Norms–covering a range of rights, including the right to equal opportunity, security of persons, rights of workers, respect for economic, social and cultural rights and obligations with regard to consumer and environmental protection—is an essential tool for corporations in developing and implementing human rights policies. (http://www1.umn.edu/humanrts/links/commentary-Aug2003.html)

RESOLVED: shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2008.

Supporting Statement
We recommend the review include:

1. A risk assessment to determine the potential for human rights abuses in locations where the company operates.

2. A report on the current system in place to ensure that the company's suppliers are implementing human rights policies in their operations, including monitoring, training and addressing issues of non-compliance.

3. The company's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.

REC'D DEC 11 2007

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility

40 South Fullerton Ave.

Montclair NJ 07042

973 509-8800 voice

973 509-8808 fax

tricri@mindspring.com

December 10, 2007

Mr. Michael Johnson
Chief Executive Officer
Visteon Corporation
One Village Center Drive
Van Buren Township, MI 48111

Dear Mr. Johnston:

The Dominicans of Caldwell NJ have serious about the influence corporations have on human rights internationally. Over the years, we have been encouraged to see policies evolve within Visteon that have addressed a variety of our issues. We offer this enclosed resolution in an effort to frame our concerns regarding business practices and policies affecting human rights and hope that these concerns may be addressed in a timely manner.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of thirteen (13) shares of Visteon Corporation. We have directed our financial manager to continue to hold these shares at least until after the next annual meeting. Verification of ownership is enclosed.

I am hereby authorized to notify you of our intention to file the attached proposal for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

Sister Susan Mika of the Benedictine Sisters will serve as the primary contact for these concerns.

Sincerely,

Patricia A. Daly, OP
Corporate Responsibility Representative

Human Rights -Develop and Adopt Policies
2008 – Visteon Corp.

WHEREAS, Expectations of the global community are growing that companies need to have policies in place that promote and protect human rights within their areas of activity and sphere of influence, which helps promote and protect the company's reputation as a good corporate citizen.

"Headquartered in Van Buren Township, Michigan, we have global capabilities, with regional headquarters in Kerpen, Germany; Shanghai, China; and Sao Paulo, Brazil. We have a workforce of approximately 70,200 and a network of manufacturing sites, technical centers, sales offices and joint ventures located in every major region of the world." Form 10-K for the fiscal year ended December 31, 2004

Many companies have adopted ethical statements that apply to employee behavior while 152 companies worldwide have adopted explicit human rights policies that address a company's responsibility to the communities and societies where they operate. (www.business-humanrights.org, November, 2007)

Our company has a Code of Business Conduct, but the code does not address major corporate responsibility issues like human rights. Without a comprehensive human rights policy, our company faces reputational risks by operating in countries, such as China, where the rule of law is weak, where arbitrary arrest, detention, torture and extra-judicial executions occur and where factory workers in plants from which our company sources its products may be subject to degrading working conditions. (March 6, 2007; U.S. State Department Country Human Rights Reports 2006; http://www.state.gov/g/drl/rls/hrrpt/2006/78771.htm.

"Businesses are now finding that...they are being judged by the company they keep. As they rely more on outsourcing, they may be held responsible for the sins of their subcontractors," according to an Editorial in The Economist (January 24, 2004).

In July, 2005, United Nations Secretary General Kofi Annan appointed a Special Representative to identify and clarify human rights standards for corporations, focusing on existing initiatives, including the UN Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights (UN Norms). The UN Norms--covering a range of rights, including the right to equal opportunity, security of persons, rights of workers, respect for economic, social and cultural rights and obligations with regard to consumer and environmental protection—is an essential tool for corporations in developing and implementing human rights policies. (http://www1.umn.edu/humanrts/links/commentary-Aug2003.html)

RESOLVED: shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2008.

Supporting Statement
We recommend the review include:

1. A risk assessment to determine the potential for human rights abuses in locations where the company operates.

2. A report on the current system in place to ensure that the company's suppliers are implementing human rights policies in their operations, including monitoring, training and addressing issues of non-compliance.

3. The company's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.

STATE STREET.

33 Maiden Lane
P.O. Box 2327
New York, NY 10272-2327
(212) 937-9799
www.statestreet.com

Letter of Verification of Ownership

November 6, 2007

To Whom It May Concern:

The Community of the Sisters of St. Dominic of Caldwell New Jersey is the beneficial owner of 13 shares of Visteon. These shares have been consistently held for more than one year. We have been directed by the shareowners to place a hold on this stock at least until the next annual meeting.

Sincerely,

Teresa Zimmardi

Teresa Zimmardi, Officer
Wealth Manager Services
State Street Bank
33 Maiden Lane 4th Fl
New York NY 10038
646-825-6553
646-825-6610 (Fax)

Visteon®

Peter M. Ziparo
Assistant General Counsel,
Corporate and Securities

Visteon Corporation
One Village Center Drive
Van Buren Twp., MI 48111
Tel 734.710.5266
Fax 734.736.5560
pziparo@visteon.com

December 20, 2007

Sr. Susan Mika
Director, Corporate Responsibility Program
Benedictine Sisters
285 Oblate Dr.
San Antonio, TX 78216

Re: 2008 Visteon Corporation Proxy Statement

Dear Sr. Mika:

Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, in order to be eligible to submit a shareholder proposal, you must have continuously held at least $2,000 in market value or 1% of the company's voting securities for at least one year by the date the proposal is submitted. According to the letter accompanying your proposal, the Benedictine Sisters own 120 shares of Visteon common stock. The highest selling price of Visteon stock on the New York Stock Exchange during the sixty calendar days before the date of your letter, December 4, 2007, was $6.50. Therefore, since your organization does not meet the minimum ownership requirement for submitting a proposal, we respectfully request that you voluntarily withdraw your proposal or provide us with proof of sufficient ownership as of the date your proposal was submitted within fourteen days of receiving this letter.

For your reference we have enclosed a copy of Rule 14a-8. Thank you in advance for your cooperation.

Very truly yours,

Peter M. Ziparo
Assistant General Counsel

Note 2 to § 240.14a-7. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

**Note 3 to § 240.14a-7.* If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

---

*Effective January 1, 2008, Rule 14a-7 is amended by removing Note 3 to § 240.14a-7 as part of the amendments relating to shareholder choice regarding proxy material. See SEC Release Nos. 34-56135; IC-27911; July 26, 2007. *Compliance Dates:* "Large accelerated filers," as that term is defined in Rule 12b-2 under the Securities Exchange Act, not including registered investment companies, must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2008. Registered investment companies, persons other than issuers, and issuers that are not large accelerated filers conducting proxy solicitations (1) may comply with the amendments regarding proxy solicitations commencing on or after January 1, 2008 and (2) must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2009.

**Effective March 30, 2007, Rule 14a-8 was amended by revising the word "mail" to read "send" in the last sentence of paragraph (e)(2) and in paragraph (e)(3), and the word "mails" to read "sends" in the introductory text of paragraph (m)(3) as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

Note: See *AFSCME v. AIG*, No. 05-2825-cv (2d Cir., Sept. 5, 2006), the court reversed the judgment of the district court and remanded the case for entry of judgment in favor of AFSCME. The court disagreed with the SEC staff's long-standing interpretation of Rule 14a-8.

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

Peter M. Ziparo
Assistant General Counsel,
Corporate and Securities

Visteon Corporation
One Village Center Drive
Van Buren Twp., MI 48111
Tel 734.710.5266
Fax 734.736.5560
pziparo@visteon.com

December 20, 2007

Sr. Linda R. Southers
c/o Sr. Susan Mika
Director, Corporate Responsibility Program
Benedictine Sisters
285 Oblate Dr.
San Antonio, TX 78216

Re: 2008 Visteon Corporation Proxy Statement

Dear Sr. Southers:

Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, in order to be eligible to submit a shareholder proposal, you must have continuously held at least $2,000 in market value or 1% of the company's voting securities for at least one year by the date the proposal is submitted. According to the letter accompanying your proposal, you own 15 shares of Visteon common stock. The highest selling price of Visteon stock on the New York Stock Exchange during the sixty calendar days before your letter was $6.50. Therefore, since your organization does not meet the minimum ownership requirement for submitting a proposal, we respectfully request that you voluntarily withdraw your proposal or provide us with proof of sufficient ownership as of the date your proposal was submitted within fourteen days of receiving this letter.

For your reference we have enclosed a copy of Rule 14a-8. Thank you in advance for your cooperation.

Very truly yours,

Peter M. Ziparo
Assistant General Counsel

Note 2 to § 240.14a-7. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

**Note 3 to § 240.14a-7.* If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

*Effective January 1, 2008, Rule 14a-7 is amended by removing Note 3 to § 240.14a-7 as part of the amendments relating to shareholder choice regarding proxy material. See SEC Release Nos. 34-56135; IC-27911; July 26, 2007. *Compliance Dates:* "Large accelerated filers," as that term is defined in Rule 12b-2 under the Securities Exchange Act, not including registered investment companies, must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2008. Registered investment companies, persons other than issuers, and issuers that are not large accelerated filers conducting proxy solicitations (1) may comply with the amendments regarding proxy solicitations commencing on or after January 1, 2008 and (2) must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2009.

**Effective March 30, 2007, Rule 14a-8 was amended by revising the word "mail" to read "send" in the last sentence of paragraph (e)(2) and in paragraph (e)(3), and the word "mails" to read "sends" in the introductory text of paragraph (m)(3) as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

Note: See *AFSCME v. AIG*, No. 05-2825-cv (2d Cir., Sept. 5, 2006), the court reversed the judgment of the district court and remanded the case for entry of judgment in favor of AFSCME. The court disagreed with the SEC staff's long-standing interpretation of Rule 14a-8.

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

Visteon

Peter M. Ziparo
Assistant General Counsel,
Corporate and Securities

Visteon Corporation
One Village Center Drive
Van Buren Twp., MI 48111
Tel 734.710.5266
Fax 734.736.5560
pziparo@visteon.com

December 20, 2007

Sr. Patricia A. Daly
Corporate Responsibility Representative
Sisters of St. Dominic of Caldwell New Jersey
40 South Fullerton Ave.
Montclair, NJ 07042

Re: 2008 Visteon Corporation Proxy Statement

Dear Sr. Daly:

Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, in order to be eligible to submit a shareholder proposal, you must have continuously held at least $2,000 in market value or 1% of the company's voting securities for at least one year by the date the proposal is submitted. According to the letter accompanying your proposal, the Sisters of St. Dominic own 13 shares of Visteon common stock. The highest selling price of Visteon stock on the New York Stock Exchange during the sixty calendar days before the date of your letter, December 10, 2007, was $6.50. Therefore, since your organization does not meet the minimum ownership requirement for submitting a proposal, we respectfully request that you voluntarily withdraw your proposal or provide us with proof of sufficient ownership as of the date your proposal was submitted within fourteen days of receiving this letter.

For your reference we have enclosed a copy of Rule 14a-8. Thank you in advance for your cooperation.

Very truly yours,

Peter M. Ziparo
Assistant General Counsel

Note 2 to § 240.14a-7. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

**Note 3 to § 240.14a-7.* If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

---

*Effective January 1, 2008, Rule 14a-7 is amended by removing Note 3 to § 240.14a-7 as part of the amendments relating to shareholder choice regarding proxy material. See SEC Release Nos. 34-56135; IC-27911; July 26, 2007. *Compliance Dates:* "Large accelerated filers," as that term is defined in Rule 12b-2 under the Securities Exchange Act, not including registered investment companies, must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2008. Registered investment companies, persons other than issuers, and issuers that are not large accelerated filers conducting proxy solicitations (1) may comply with the amendments regarding proxy solicitations commencing on or after January 1, 2008 and (2) must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2009.

**Effective March 30, 2007, Rule 14a-8 was amended by revising the word "mail" to read "send" in the last sentence of paragraph (e)(2) and in paragraph (e)(3), and the word "mails" to read "sends" in the introductory text of paragraph (m)(3) as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

Note: See *AFSCME v. AIG*, No. 05-2825-cv (2d Cir., Sept. 5, 2006), the court reversed the judgment of the district court and remanded the case for entry of judgment in favor of AFSCME. The court disagreed with the SEC staff's long-standing interpretation of Rule 14a-8.

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

Peter M. Ziparo
Assistant General Counsel,
Corporate and Securities

Visteon Corporation
One Village Center Drive
Van Buren Twp., MI 48111
Tel 734.710.5266
Fax 734.736.5560
pziparo@visteon.com

December 21, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: 2007 Visteon Corporation Proxy Statement
Stockholder Proposal from Convent Academy of the Incarnate Word
Rule 14a-8(e)(2) – Untimely Submission

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with a stockholder proposal (the "Proposal") from Convent Academy of the Incarnate Word of Corpus Christi, Texas (the "Proponent")(**See Exhibit A**).

Visteon believes that the Proposal may properly be omitted from the proxy materials for Visteon's annual meeting of stockholders scheduled to be held on May 14, 2008 (the "2008 Annual Meeting") for the reasons set forth below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(e) BECAUSE OF ITS UNTIMELY SUBMISSION.

With respect to a proposal submitted for a regularly scheduled annual meeting, Rule 14a-8(e)(2) provides that it must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. Visteon's proxy statement for its 2007 annual meeting was dated and released on April 9, 2007 (**See Exhibit B**). Pursuant to Rule 14a-8(e)(1), Visteon's proxy statement for its 2007 annual meeting informed stockholders that proposals for the 2008 Annual Meeting had to be received by December 11, 2007 to be considered for inclusion in Visteon's 2008 proxy statement (**See Exhibit B**).

The Proposal was received by Visteon at its principal executive offices on December 18, 2007, which was after the December 11, 2007 deadline. As such, the Proposal is untimely and may be excluded from Visteon's proxy materials for its 2008 Annual Meeting. See, e.g., Visteon Corporation. (January 17, 2007)(staff permitted exclusion of proposal received after submission deadline for 2007 annual meeting); Visteon Corporation. (June 20, 2006)(staff permitted exclusion of proposal received after submission deadline for 2006 annual meeting); and Oxford Health Plans, Inc. (May 12, 1999)(staff permitted the exclusion of a proposal received three weeks after mailing of proxy materials). Please note that despite the Proposal being dated December 7, 2007, it was postmarked at 2 PM on December 10, 2007 at Corpus Christi, Texas and addressed to a location that has not been occupied by Visteon for several years, before finally being received by Visteon at its principal executive offices in Michigan on December 18, 2007.

* * *

We are sending the Proponent a copy of this submission, as notice indicating the procedural defect and advising him of our intent to exclude the Proposal from our proxy materials, and the Proponent is respectfully requested to copy the undersigned on any response that he may choose to make to the staff. Thank you very much for your attention and interest in this matter.

Very truly yours,

Peter M. Ziparo
Assistant General Counsel

Enclosures

Copy, with exhibits, to:

Sr. Barbara Netek, IWBS
Convent Academy of the Incarnate Word
2930 South Alameda
Corpus Christi, Texas 78404-2798

Visteon®

Peter M. Ziparo
Assistant General Counsel,
Corporate and Securities

Visteon Corporation
One Village Center Drive
Van Buren Twp., MI 48111
Tel 734.710.5266
Fax 734.736.5560
pziparo@visteon.com

February 25, 2008

VIA E-MAIL & COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Withdrawal of No-Action Letter Request Regarding the Stockholder Proposals from the Benedictine Sisters; Ms. Linda R. Southers; and the Community of the Sisters of St. Dominic of Caldwell, NJ
Rule 14a-8(b) – Insufficient Ownership

Ladies and Gentlemen:

In a letter dated January 10, 2008, we requested (the "No-action Request") that the staff of the Division of Corporation Finance of the Securities and Exchange Commission concur that Visteon Corporation (the "Company") could properly exclude from its proxy materials for its 2008 Annual Meeting of Stockholders stockholder proposals and statements in support thereof (the "Proposals") received from the Benedictine Sisters, Ms. Linda R. Southers and the Community of the Sisters of St. Dominic of Caldwell, NJ (the "Proponents").

Enclosed as Exhibit A hereto is a letter dated January 30, 2008 from Sr. Susan Mika of the Benedictine Sisters to the Company representing that she is authorized to act on behalf of the Proponents and stating that the Proponents voluntarily withdraw the Proposals. In reliance on such letter, we hereby withdraw the Company's No-action Request.

Please do not hesitate to contact me at the above-referenced number should you have any questions or comments.

Very truly yours,

Peter M. Ziparo
Assistant General Counsel

Enclosure

Copy, with exhibits, to:

Sr. Susan Mika
Director, Corporate Responsibility Program
Benedictine Sisters
285 Oblate Dr.
San Antonio, TX 78216

Sr. Patricia A. Daly
Corporate Responsibility Representative
Sisters of St. Dominic of Caldwell New Jersey
40 South Fullerton Ave.
Montclair, NJ 07042

Sr. Linda R. Southers
c/o Sr. Susan Mika
Director, Corporate Responsibility Program
Benedictine Sisters
285 Oblate Dr.
San Antonio, TX 78216



Exhibit A

Benedictine Sisters

285 Oblate Dr.
San Antonio, TX 78216

210-348-6704 phone
210-348-6745 fax

January 30, 2008

Peter M. Ziparo
Assistant General Counsel
Visteon
One Village Center Drive
Van Buren Township, MI 48111-5711

Dear Peter M. Ziparo,

I hereby withdraw the stockholder resolution **"Human Rights – Develop and Adopt Policies"** filed for the 2008 proxy season. This withdrawal is on behalf of the Benedictine Sisters, Linda Southers, the Convent Academy of the Incarnate Word and the Dominican Sisters of Caldwell, New Jersey.

Sincerely,

Sr. Susan Mika
Director, Corporate Responsibility

cc: Sr. Pat Daly
David Schilling
Linda Southers
Sr. Barbara Netek

END